Exhibit 1

Media Relations Erlinda Lizardo +632 8849 3600 erlinda.lizardo@cemex.com	Investor Relations Pierre Co +632 8849 3600 pierre.co@cemex.com

CHP REPORTS SECOND QUARTER 2022 RESULTS

MANILA, PHILIPPINES. JULY 29, 2022 – CEMEX HOLDINGS PHILIPPINES, INC. (“CHP”) (PSE: CHP), announced today that its consolidated net sales for the first six months of 2022 amounted to PHP 10.7 billion, a decrease of 2% compared to the same period last year. For the second quarter, net sales decreased by 5% year-over-year due to lower volume.

CHP’s domestic cement volume decreased by 8% for the first six months of 2022, and by 11% during the second quarter, compared to the same periods in 2021. The decline in volume was due to lower-than-expected demand.

CHP’s domestic cement price for the first six months of the year was up by 8% as price updates were made mainly to reflect input cost inflation in fuel and transport.

CHP’s cost of sales, as a percentage of net sales, increased by 2 percent points year-over-year for the first six months of 2022 mainly due to higher fuel costs. CHP’s fuel cost, as a percentage of cost of sales, increased by 12 percentage points year-over-year for the first six months driven by elevated energy prices.

Operating EBITDA for the first six months of 2022 amounted to PHP 2.1 billion, 9% lower year-over-year. The decrease was mainly due to lower volume and higher cost of sales. Operating EBITDA margin for the first six months of the year declined by 1.5 percentage points year-over-year to 20%.

CHP recorded a net loss of PHP 267 million for the first half of 2022, with a net loss of PHP 528 million recorded during the second quarter, mainly as a result of foreign exchange losses, higher income tax expenses, and lower operating EBITDA.

Foreign exchange losses, amounting to PHP 713 million for the first half of the year, were attributable to movement in the Philippine Peso to U.S. Dollar exchange rate. Majority of CHP’s foreign exchange losses are unrealized (non-cash expenses).

Income tax expenses, amounting to PHP 560 million for the first six months of the year, derived mainly due to a decrease in deferred tax assets (non-cash expenses).

Luis Franco, President and CEO of CHP, said: “We believe the Philippine economy will continue to recover in the months to come, despite current challenges. Like many, we are dealing with significant inflationary pressures to input costs such as energy and transport. We will remain focused on executing our strategies, managing the variables that we can control.”

For full year 2022, CHP is now guiding a range of flat to low-single-digit percentage decrease for its domestic cement sales volume. Challenging conditions are expected to persist for the rest of the year, amidst uncertainty tied to pandemic supply chain issues and the Ukraine War.

Regarding CHP’s Solid Cement new production line, the pouring of concrete foundation for cement silos was completed during the second quarter, while slip form works for raw meal silo and clinker silo have been ongoing. Mechanical installation of equipment is also ongoing. The use of Vertua® cement for the concrete requirements of the silos is estimated to reduce CO2 emissions equivalent to 121 gasoline-powered passenger vehicles off the road for a year or 9,321 tree seedlings grown for ten years. CHP expects the construction of the Solid Cement new production line to be completed in March 2024.

CHP, a listed company on the Philippine Stock Exchange, is one of the leading cement producers in the Philippines, based on annual installed capacity. CHP produces and markets cement and other building materials in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well-established brands, such as “APO,” “Island,” and “Rizal,” all having a multi-decade history in the country. For more information please visit: www.cemexholdingsphilippines.com

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain, and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange. For more information please visit: www.cemex.com

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

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This press release contains forward-looking statements within the meaning of the securities laws. CHP intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the applicable securities laws. These forward-looking statements reflect CHP’s current expectations and projections about future events based on CHP’s knowledge of present facts and circumstances and assumptions about future events, as well as CHP’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. These factors may be revised or supplemented, but CHP is not under, and expressly disclaims, any obligation to update or correct this press release or any forward-looking statement contained herein, whether as a result of new information, future events or otherwise. Any or all of CHP’s forward-looking statements may turn out to be inaccurate. Accordingly, undue reliance on forward-looking statements should not be placed. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice.

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